Exhibit 99.1

ETORO APPOINTS FORMER SEC COMMISSIONER LAURA UNGER

AND WIX CFO LIOR SHEMESH AS BOARD MEMBERS

New York - 3 July, 2025 - eToro Group Ltd. (“eToro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced the appointment of Laura Unger and Lior Shemesh as Board Members. Both Ms. Unger and Mr. Shemesh will also join eToro’s Audit & Risk Committee.

Commenting on the appointments, Yoni Assia, Co-founder and CEO, said: “As eToro enters this new chapter as a Nasdaq listed company, we are delighted that Laura Unger and Lior Shemesh will join eToro’s Board. As leaders in their respective fields, they bring extensive knowledge and expertise to the Board. We look forward to benefiting from Laura’s experience across regulatory governance and risk management, as well as Lior’s financial and operational leadership as we continue to grow eToro’s presence around the world, including our goal to expand our operations in the U.S.”

Ms. Unger is a financial services regulatory, legislative, policy and strategy expert. She has held a variety of public and private sector roles and served on multiple corporate boards over the last twenty years, including Borland Software, MBNA, Merrill Lynch IQ Funds, Ambac Financial, CA Technologies, CIT Group and Navient Corporation. She is a former SEC Commissioner and Acting Chair, and former Counsel to the U.S. Senate Banking Committee.

Ms. Unger currently serves as an independent director and Risk Committee Chair for the global investment bank Nomura Holdings Inc. (NYSE “NMR”) (Tokyo), as Audit Chair and director of its largest subsidiary, Nomura Holdings America, and director of its trading platform, Instinet.

Ms. Unger began her government career as an SEC Enforcement Attorney in NYC and Washington, DC, followed by her service as Securities Counsel to the US Committee on Banking, Housing and Urban Affairs. She received a B.A. in Rhetoric from the University of California at Berkeley in 1983, and a J.D. from New York Law School in 1987.

“I’m pleased to join eToro’s Board at such an exciting moment for the company and for the investing landscape more generally. I look forward to sharing my two decades of experience by providing capital markets, regulatory and governance insights. Beyond this, eToro and I share a passion for understanding technology’s impact on capital markets. At a time when the pace of technological innovation is accelerating, I’m thrilled to be joining a company which prides itself on being at the forefront of compliant innovation.” said Ms. Unger.

Lior Shemesh is an experienced CFO with a strong track record of shaping and leading the financial strategy and operations for technology companies. He has served as CFO of Nasdaq listed software company Wix since April 2013. Before joining Wix, Lior served as VP Finance and then CFO at Alverion Ltd., a provider of optimized wireless broadband solutions. Previously, he held senior finance roles at Veraz Networks Inc., a softswitch, media gateway and digital compression solutions provider, and ECI Telecom Ltd., a network infrastructure provider.

From July 2012 to June 2021, Mr. Shemesh served on the board of directors of Aspen Group Ltd., where he was also on the compensation committee, financial statements committee, as well as Chair of the audit committee.

Mr. Shemesh began his career as an accountant at Israel Aerospace Industries. He has a B.A. in Accounting & Economics and an M.B.A. from Bar-Ilan University.

“I’m honored to be joining the Board of eToro at such a pivotal time in its growth journey. I’ve spent years in the technology space and am deeply impressed by eToro’s commitment to harnessing technology to empower individual investors around the world. I look forward to working with the Board and eToro’s leadership team to support the company’s mission and help drive its continued growth and success.” said Mr. Shemesh.

About eToro

eToro is the trading and investing platform that empowers you to invest, share and learn. We were founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. Today we have 40 million registered users from 75 countries. We believe there is power in shared knowledge and that we can become more successful by investing together. So we’ve created a collaborative investment community designed to provide you with the tools you need to grow your knowledge and wealth. On eToro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, or copy other investors. You can visit our media center here for our latest news.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding eToro’s financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control.eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or adding new users; extreme competition; changes in regulatory and legal framework under which eToro operates; regulatory inquiries and investigations; eToro’s estimates of its financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to eToro’s operations in Israel, including the ongoing war; risks related to data security and privacy and use of OSS; risks related to AI; changes in general economic or political conditions; changes to accounting principles and guidelines; the ability to maintain the listing of eToro’s securities on Nasdaq; unexpected costs or expenses; and other factors described in “Risk Factors” in eToro’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2025, as amended, and declared effective by the SEC on May 13, 2025. Further information on potential risks that could affect actual results will be included in the subsequent filings that eToro makes with the SEC from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.

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